Exhibit 99.1

Score Media and Gaming Inc.

Q3 2021

Condensed Consolidated Interim Financial Statements

For the Three and Nine Months Ended

May 31, 2021 and 2020

(Unaudited)

Score Media and Gaming Inc.
Condensed Consolidated Interim Statements of Financial Position (unaudited)
(Expressed in thousands of Canadian dollars)
As at May 31, 2021 and August 31, 2020
	Notes	May 31, 2021	August 31, 2020
Assets
Current assets:
Cash and cash equivalents		$229,086	$40,116
Restricted cash related to customer deposits		6,265	1,859
Accounts receivable		8,387	5,455
Tax credits recoverable	5	-	1,616
Prepaid expenses, deposits, and other assets		10,736	2,048
Total current assets		254,474	51,094
Property, plant and equipment	3	3,305	4,136
Intangible and other assets	4	26,463	23,477
Total assets		$284,242	$78,707

Liabilities and shareholders' equity
Current liabilities:
Accounts payable and accrued liabilities		$17,787	$10,353
Current portion of loans and other borrowings	6	412	6,645
Current portion of lease liability		946	908
Current portion of convertible debenture	7	1,978	-
Other current financial liabilities	8	286	231
Total current liabilities		21,409	18,137
Loans and other borrowings	6	429	740
Lease liability		327	1,042
Convertible debenture	7	16,817	29,584
Total liabilities		38,982	49,503
Shareholders' equity:
Special voting shares		15	15
Class A subordinate voting shares		398,748	115,547
Contributed surplus		9,295	7,240
Accumulated other comprehensive income		3,570	512
Equity component of convertible debenture		4,000	8,891
Accumulated deficit		(170,368)	(103,001)
Total shareholders' equity		245,260	29,204
Total liabilities and shareholders' equity		$284,242	$78,707

Commitments	17

See accompanying notes to condensed consolidated interim financial statements.

Score Media and Gaming Inc.
Condensed Consolidated Interim Statements of Comprehensive Loss (unaudited)
(Expressed in thousands of Canadian dollars, except per share amounts)
Three and nine months ended May 31, 2021 and 2020
		Three months ended		Nine months ended
	Notes	May 31, 2021	May 31, 2020	May 31, 2021	May 31, 2020
Revenue:	9
Media revenue		$8,890	$2,404	$27,464	$18,497
Net gaming revenue		(2,458)	(23)	(6,900)	(244)
		6,432	2,381	20,564	18,253

Operating expenses:
Product development and content		3,166	1,633	9,136	6,889
Sales and marketing		5,140	1,778	15,187	11,426
Technology and operations		5,115	4,040	15,208	11,447
General and administration		14,134	3,666	24,357	10,683
Depreciation and amortization	3, 4	1,486	1,503	4,318	4,028
		29,041	12,620	68,206	44,473

Operating loss		(22,609)	(10,239)	(47,642)	(26,220)

Finance expense, net	13	(14,520)	(438)	(19,724)	(2,126)

Loss before income tax recovery		(37,129)	(10,677)	(67,366)	(28,346)

Deferred income tax recovery	14	-	-	-	(3,107)

Net loss		$(37,129)	$(10,677)	$(67,366)	$(25,239)

Other comprehensive income
Foreign currency translation differences from foreign operations		2,204	(287)	3,057	(411)

Comprehensive loss for the period		$(34,925)	$(10,964)	$(64,309)	$(25,650)

Loss per share - basic and diluted	11	$(0.78)	$(0.30)	$(1.80)	$(0.77)

See accompanying notes to condensed consolidated interim financial statements.

Score Media and Gaming Inc.
Condensed Consolidated Interim Statements of Changes in Shareholders' Equity (unaudited)
(Expressed in thousands of Canadian dollars, except share amounts)
Nine months ended May 31, 2021 and 2020
		Special Voting Shares		Class A Subordinate Voting Shares
	Notes	Amount	Number of Shares	Amount	Number of Shares	Contributed Surplus	Accumulated OCI	Equity component of convertible debenture	Deficit	Total Shareholders' Equity
Balance as at September 1, 2019	12	$15	557	$90,784	35,682,945	$5,280	$4	$-	$(64,846)	$31,237
Transitional adjustments upon adoption of IFRS 16 Leases		-	-	-	-	-	-	-	(225)	(225)
Net loss		-	-	-	-	-	-	-	(4,110)	(4,110)
Stock based compensation expense	10	-	-	-	-	153	-	-	-	153
Shares issued on exercise of stock options	10	-	-	74	22,733	(25)	-	-	-	49
Convertible debenture, net of tax	7	-	-	-	-	-	-	8,891	-	8,891
Foreign currency translation differences from foreign operations		-	-	-	-	-	16	-	-	16
Balance as at November 30, 2019		$15	557	$90,858	35,705,678	$5,408	$20	$8,891	$(69,181)	$36,011
Net loss		-	-	-	-	-	-	-	(10,454)	(10,454)
Stock based compensation expense	10	-	-	-	-	481	-	-	-	481
Shares issued on exercise of stock options	10	-	-	78	23,483	(27)	-	-	-	51
Foreign currency translation differences from foreign operations		-	-	-	-	-	(140)	-	-	(140)
Balance as at February 29, 2020		$15	557	$90,936	35,729,161	$5,862	$(120)	$8,891	$(79,635)	$25,949
Net loss		-	-	-	-	-	-	-	(10,675)	(10,675)
Stock based compensation expense	10	-	-	-	-	842	-	-	-	842
Shares issued on exercise of stock options	10	-	-	205	49,717	(73)	-	-	-	132
Restricted stock units issued and vested	10	-	-	917	232,075	-	-	-	-	917
Foreign currency translation differences from foreign operations		-	-	-	-	-	(287)	-	-	(287)
Balance as at May 31, 2020		$15	557	$92,058	36,010,953	$6,631	$(407)	$8,891	$(90,310)	$16,878

See accompanying notes to condensed consolidated interim financial statements

*The previously presented number of Class A subordinate voting shares, special voting shares, stock options and RSUs are all presented on a post-consolidation basis of 10:1 in these financial statements (note 12c)

Score Media and Gaming Inc.
Condensed Consolidated Interim Statements of Changes in Shareholders' Equity (unaudited)
(Expressed in thousands of Canadian dollars, except share amounts)
Nine months ended May 31, 2021 and 2020
		Special Voting Shares		Class A Subordinate Voting Shares
	Notes	Amount	Number of Shares	Amount	Number of Shares	Contributed Surplus	Accumulated OCI	Equity component of convertible debenture	Deficit	Total Shareholders' Equity
Balance as at September 1, 2020		$15	557	$115,547	39,931,961	$7,240	$512	$8,891	$(103,001)	$29,204
Net loss		-	-	-	-	-	-	-	(12,673)	(12,673)
Stock based compensation expense	10	-	-	-	-	472	-	-	-	472
Shares issued on exercise of stock options	10	-	-	260	45,235	(109)	-	-	-	151
Foreign currency translation differences from foreign operations		-	-	-	-	-	319	-	-	319
Shares issued on exercise of over-allotment via August bought offering	12	-	-	571	96,060	-	-	-	-	571
Balance as at November 30, 2020		$15	557	$116,378	40,073,256	$7,603	$831	$8,891	$(115,674)	$18,044
Net loss		-	-	-	-	-	-	-	(17,565)	(17,565)
Stock based compensation expense	10	-	-	-	-	925	-	-	-	925
Shares issued on exercise of stock options	10	-	-	443	84,615	(191)	-	-	-	252
Foreign currency translation differences from foreign operations		-	-	-	-	-	535	-	-	535
Shares issued and over-allotment via December bought offering	12	-	-	42,263	3,285,780	-	-	-	-	42,263
Balance as at February 28, 2021		$15	557	$159,084	43,443,651	$8,337	$1,366	$8,891	$(133,239)	$44,454
Net loss		-	-	-	-	-	-	-	(37,129)	(37,129)
Stock based compensation expense	10	-	-	-	-	1,026	-	-	-	1,026
Shares issued on exercise of stock options	10	-	-	166	25,767	(68)	-	-	-	98
Foreign currency translation differences from foreign operations		-	-	-	-	-	2,204	-	-	2,204
Shares issued on initial public offering in United States	12	-	-	220,995	6,900,000	-	-	-	-	220,995
Shares issued on partial conversion of convertible debenture	7,12(e)	-	-	18,503	2,467,018	-	-	(4,891)	-	13,612
Balance as at May 31, 2021		$15	557	$398,748	52,836,436	$9,295	$3,570	$4,000	$(170,368)	$245,260

See accompanying notes to condensed consolidated interim financial statements

*The previously presented number of Class A subordinate voting shares, special voting shares, stock options and RSUs are all presented on a post-consolidation basis of 10:1 in these financial statements (note 12c)

Score Media and Gaming Inc.
Condensed Consolidated Interim Statements of Cash Flows (unaudited)
(Expressed in thousands of Canadian dollars)
Nine months ended May 31, 2021 and 2020
		Nine months ended
	Notes	May 31, 2021	May 31, 2020
Cash flows from (used) in operating activities:
Net loss for the period		$(67,366)	$(25,239)
Items not involving cash:
Depreciation and amortization		4,318	4,025
Stock based compensation	10	2,423	2,394
Interest accretion on lease liabilities	13	67	103
Interest accretion on loans and other borrowings	13	42	-
Interest accretion on convertible debenture	7	4,639	3,295
Unrealized foreign exchange (gain) loss		15,146	(964)
Income tax recovery	14	-	(3,107)
Net cash used before working capital changes		(40,731)	(19,493)
Change in non-cash operating assets and liabilities:
Accounts receivable		(2,931)	3,143
Tax credits recoverable		1,616	-
Restricted cash related to customer deposits		(4,814)	(19)
Prepaid expenses, deposits, and other assets		(8,785)	(1,339)
Accounts payable and accrued liabilities		8,090	(6)
Other financial liabilities	8	65	95
Net cash used in operating activities		(47,490)	(17,619)

Cash flows from (used in) financing activities
Exercise of stock options		501	232
Payment of lease liabilities		(744)	(665)
Repayment of loans and other borrowings		(6,587)	-
Redemption of convertible debenture	7	(1,817)	-
Issuance of convertible debenture, net of transaction costs	7	-	37,272
Net proceeds from Issuance of Class A subordinate voting shares	12	263,829	-
Net cash from financing activities		255,182	36,839

Cash flows used in investing activities
Additions to property and equipment	3	(464)	(530)
Additions to intangible and other assets, net	4	(7,307)	(5,180)
Net cash used in investing activities		(7,771)	(5,710)

Increase in cash and cash equivalents		199,921	13,510

Net effect of exchange rate fluctuations on cash		(10,951)	52

Cash and cash equivalents, beginning of period		40,116	4,035

Cash and cash equivalents, end of period		$229,086	$17,597

See accompanying notes to condensed consolidated interim financial statements

Score Media and Gaming Inc.

Notes to Condensed Consolidated Interim Financial Statements (unaudited)

(Expressed in thousands of Canadian dollars, except share prices and unless otherwise stated)

Three and nine months ended May 31, 2021 and 2020

1.	Nature of operations:

Business:

Score Media and Gaming Inc. ("theScore" or the "Company") empowers millions of sports fans through its digital media and sports betting products. Its media app 'theScore' is one of the most popular in North America, delivering fans highly-personalized live scores, news, stats, and betting information from their favorite teams, leagues, and players. The Company's sports betting app 'theScore Bet' delivers an immersive and holistic mobile sports betting experience and is currently available to place wagers in New Jersey, Colorado, Indiana and Iowa. Publicly traded on the Toronto Stock Exchange (TSX: SCR) and the Nasdaq Global Select Market (NASDAQ: SCR), theScore also creates and distributes innovative digital content through its web, social and esports platforms. The Company is organized and operates as one operating segment for the purpose of making operating decisions and assessing performance.

2.	Significant accounting policies:

(a)	Basis of presentation and statement of compliance:

These condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) using International Accounting Standard 34, Interim Financial Reporting and using the same accounting policies and methods of computation theScore applied in its annual audited consolidated financial statements for the year ended August 31, 2020.

The notes presented in these condensed consolidated interim financial statements include only significant changes and transactions occurring since August 31, 2020, and do not include all disclosures required by IFRS for annual financial statements. These condensed consolidated interim financial statements should be read in conjunction with the annual audited consolidated financial statements of the Company for the year ended August 31, 2020.

These condensed consolidated interim financial statements are presented in thousands of Canadian dollars, which is theScore's functional currency, and have been prepared primarily using the historical cost basis.

These condensed consolidated interim financial statements were approved by the Board of Directors of theScore on July 13, 2021.

Score Media and Gaming Inc.

Notes to Condensed Consolidated Interim Financial Statements (unaudited)

(Expressed in thousands of Canadian dollars, except share prices and unless otherwise stated)

Three and nine months ended May 31, 2021 and 2020

2.	Significant accounting policies (continued):

(b)	Measurement Uncertainty

The preparation of the condensed consolidated interim financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and reported amounts of assets, liabilities, income and expenses, consistent with those disclosed in the annual audited consolidated financial statements for the year ended August 31, 2020, and described in these condensed consolidated interim financial statements. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Estimates are based on historical experience and other assumptions that are considered reasonable in the circumstances. The actual amount or values may vary in certain instances from the assumptions and estimates made. Changes will be recorded, with corresponding effect in profit or loss, when, and if, better information is obtained.

The extent to which the ongoing COVID-19 pandemic may impact the Company’s business and activities will depend on future developments which remain highly uncertain and cannot be predicted with confidence, such as the spread of the disease, the duration of the outbreak, severity of the coronavirus and actions taken by the Canadian and US authorities, the postponement, suspension, cancellation, rescheduling and resumption of sporting events, the impact of the pandemic on consumer and advertiser spending, and the ability or willingness of suppliers and vendors to provide products and services.

The actual and threatened spread of COVID-19 globally could also have a material adverse effect on the regional economies in which the Company operates, could continue to negatively impact stock markets, including the trading price of the Company’s Class A Subordinate Voting Shares (“Class A Shares”), could cause continued interest rate volatility and movements and could adversely impact the Company’s ability to raise capital.

Any of these developments, and others, could have a material adverse effect on the Company’s business, affairs, operations, results of operations, financial condition, liquidity, availability of credit and foreign exchange exposure. In addition, because of the severity and global nature of the COVID-19 pandemic, it is possible that estimates in the Company’s financial statements could change in the near-term and the effect of any such changes could be material, which could result in, among other things, an impairment of non-current assets and a change in the expected credit losses on accounts receivable. The Company monitors the situation and its impacts or potential impacts on its business on an ongoing basis.

Score Media and Gaming Inc.

Notes to Condensed Consolidated Interim Financial Statements (unaudited)

(Expressed in thousands of Canadian dollars, except share prices and unless otherwise stated)

Three and nine months ended May 31, 2021 and 2020

3.	Property and equipment:

	Computer equipment	Office equipment	Leasehold improvements	Right of use lease	Total
Cost
Balance, August 31, 2020	$3,597	$1,008	$2,324	$2,288	$9,217
Additions	447	13	4	-	464
Revaluations of foreign currency balances	(10)	-	-	-	(10)
Balance, May 31, 2021	$4,034	$1,021	$2,328	$2,288	$9,671
Accumulated depreciation
Balance, August 31, 2020	$1,894	$733	$1,712	$742	$5,081
Depreciation	462	39	231	557	1,289
Revaluations of foreign currency balances	(3)	-	(1)	-	(4)
Balance, May 31, 2021	$2,353	$772	$1,942	$1,299	$6,366
Carrying amounts
Balance, August 31, 2020	$1,703	$275	$612	$1,546	$4,136
Balance, May 31, 2021	$1,681	$249	$386	$989	$3,305

Right-of-Use lease:

theScore’s current lease agreement is for a 30,881 square foot space at its head office in Toronto, Ontario, and runs until September 30, 2022.

4.	Intangible and other assets:

	Product development & software	Trademarks & domain names	Licenses & Other Assets	Total
Cost
Balance, August 31, 2020	$27,050	$358	$15,255	$42,663
Additions	4,353	-	2,954	7,307
Revaluations of foreign currency balances	-	-	(1,324)	(1,324)
Balance, May 31, 2021	$31,403	$358	$16,885	$48,646
Accumulated amortization
Balance, August 31, 2020	$18,067	$254	$865	$19,186
Depreciation	2,235	30	843	3,108
Revaluations of foreign currency balances	3	-	(114)	(111)
Balance, May 31, 2021	$20,305	$284	$1,594	$22,183
Carrying amounts
Balance, August 31, 2020	$8,983	$104	$14,390	$23,477
Balance, May 31, 2021	$11,098	$74	$15,291	$26,463

During the nine months ended May 31, 2021, the Company capitalized product development costs of approximately $4,353 (nine months ended May 31, 2020 - $3,081). The significant development projects for the nine month period ended May 31, 2021 consisted of new features in theScore’s betting app, significant enhancements to live betting and sports data, and significant new enhancements to its core technology infrastructure.

Score Media and Gaming Inc.

Notes to Condensed Consolidated Interim Financial Statements (unaudited)

(Expressed in thousands of Canadian dollars, except share prices and unless otherwise stated)

Three and nine months ended May 31, 2021 and 2020

4.	Intangible and other assets (continued):

Licenses and Other Assets include payments in respect of sports betting and online gaming related market access licenses and associated costs, as well as deposits on sports betting and online casino related rights and licenses.

5.	Tax credits recoverable:

In March 2021, the Company received $2,255 of the current tax credit recoverable from Ontario Creates (formerly known as Ontario Media Development Corporation; the “OMDC”) related to the 2015 and 2016 claims. The Company had accrued $1,616 based on management’s best estimate of credits on prior certificates of eligibility received from the OMDC for specific claims and historical acceptance. The additional funds received were recognized as a reduction to personnel costs and amortization expense as well as interest income.

6.	Financial risk management:

The Company’s loans and borrowings include:

	May 31, 2021	August 31, 2020
Revolving term credit facility	$-	$6,250
Current computer equipment financing	412	395
	$412	$6,645

Non-current computer equipment financing	$429	$740

The computer equipment financing relates to the financing arrangement for servers and other equipment and has been calculated using discounted cash flows for future payments over the three-year term of the borrowing using the effective interest rate of 5.62%.

theScore has exposure to credit risk, liquidity risk and market risk from its use of financial instruments. This note presents information about theScore's exposure to each of these risks and theScore's objectives, policies and processes for measuring and managing these risks.

Score Media and Gaming Inc.

Notes to Condensed Consolidated Interim Financial Statements (unaudited)

(Expressed in thousands of Canadian dollars, except share prices and unless otherwise stated)

Three and nine months ended May 31, 2021 and 2020

6.	Financial risk management (continued):

(a)	Credit risk:

Credit risk is the risk of financial loss to theScore if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from theScore's receivables from customers. The carrying amount of financial assets represents the maximum credit exposure. theScore's exposure to credit risk is influenced mainly by the individual characteristics of each customer.

As at May 31, 2021 and August 31, 2020, theScore had a loss allowance for trade receivables of $74 and $10, respectively.

At May 31, 2021 and August 31, 2020, $698 and $655, respectively, of accounts receivable were considered past due, which is defined as amounts outstanding beyond normal credit terms and conditions for respective customers that can extend up to 150 days from the date of initial invoicing. theScore believes that its allowance for doubtful accounts sufficiently reflects the related credit risk based on the nature of theScore's customers and consideration of past performance.

theScore has customer concentration risk as one customer, a programmatic network, represented 12% of media revenue for the three months ended May 31, 2021 (three months ended May 31, 2020 – one customer, a programmatic network, represented 15% of media revenue). During the nine months ended May 31, 2021, one customer, a programmatic network, represented 15% of media revenue (nine months ended May 31, 2020 – one customer, a programmatic network, represented 13% of media revenue).

As at May 31, 2021 one customer, a media agency, represented 10% of the accounts receivable balance (August 31, 2020 – two customers, a media agency and programmatic network, represented 13% and 13% of accounts receivable balance, respectively).

(b)	Liquidity risk:

Liquidity risk is the risk that theScore will not be able to meet its financial obligations as they fall due. As at May 31, 2021 theScore had cash and cash equivalents of $229,086 (August 31, 2020 - $40,116), restricted cash related to customer deposits on the betting platform of $6,265 (August 31, 2020 - $1,859), accounts receivable of $8,387 (August 31, 2020 - $5,455), tax credits recoverable of nil (August 31, 2020 - $1,616) and accounts payable and accrued liabilities to third parties of $17,787 (August 31, 2020 - $10,353). Accounts payable and accrued liabilities have contracted maturities of less than twelve months.

Score Media and Gaming Inc.

Notes to Condensed Consolidated Interim Financial Statements (unaudited)

(Expressed in thousands of Canadian dollars, except share prices and unless otherwise stated)

Three and nine months ended May 31, 2021 and 2020

6.	Financial risk management (continued):

Management prepares budgets and cash flow forecasts to assist in managing liquidity risk. theScore has a history of operating losses, and can be expected to generate continued operating losses and negative cash flows in the future while it carries out its current business plan to further develop and expand its digital media business.

In June 2021, the Company closed the $5,000 Demand Credit Facility and $6,250 revolving term credit facility, both held with the same Canadian chartered bank, as management did not plan to avail the Company of these facilities in light of the proceeds raised from the Initial Public Offering in the United States (refer to note 12(d) for further details). While theScore can utilize its cash and cash equivalents to fund its operating and development expenditures, it does not have access to other committed sources of funding and, depending upon the level of expenditures and whether profitable operations can be achieved, may be required to seek additional funding in the future.

(c)	Market risk:

Market risk is the risk that changes in market prices, such as interest rates, foreign exchange rates and equity prices, will affect theScore's income or the value of its holdings of financial instruments.

The Company does not engage in hedging or use of derivative instruments.

The Company's head office is located in Toronto, Canada. Certain of theScore's customers and suppliers are based in Canada and, therefore, transact in Canadian dollars. Other customers and suppliers are based outside of Canada and the associated financial assets and liabilities originate in U.S. dollars, Euros or Pounds Sterling, thereby exposing theScore to foreign exchange risk. Total U.S. dollar denominated receivables as at May 31, 2021 and August 31, 2020 were $2,182 and $2,553, respectively. The Company’s foreign exchange revaluation is included in finance expense, net, in the condensed consolidated interim statement of comprehensive loss, and primarily relates to advances to subsidiaries, and for the three and nine months ended May 31, 2021 was a loss of $13,731 and $15,177, respectively (three and nine months ended May 31, 2020 – income of $838 and $1,108, respectively).

Score Media and Gaming Inc.

Notes to Condensed Consolidated Interim Financial Statements (unaudited)

(Expressed in thousands of Canadian dollars, except share prices and unless otherwise stated)

Three and nine months ended May 31, 2021 and 2020

6.	Financial risk management (continued):

(d)	Fair values:

The Company provides disclosure of the three-level hierarchy that reflects the significance of the inputs used in making the fair value measurement. The three levels of fair value hierarchy based on the reliability of inputs are as follows:

•	Level 1 - inputs are quoted prices in active markets for identical assets and liabilities;

•	Level 2 - inputs are based on observable market data, either directly or indirectly other than quoted prices; and

•	Level 3 - inputs are not based on observable market data.

The fair values of theScore's financial assets and liabilities, including cash and cash equivalents, restricted cash, accounts receivable and accounts payable and accrued liabilities were deemed to approximate their carrying amounts due to the relative short-term nature of these financial instruments.

The fair value of the convertible debenture was deemed to approximate the carrying amount due to the short passage of time between issuance date and the date of these condensed consolidated interim financial statements and the risk factors for the Company remaining consistent within this period.

7.	Convertible debenture:

On September 5, 2019, the Company completed a non-brokered financing of $40,000 by way of issuance of convertible debentures (the “convertible debenture”). The convertible debenture carries an interest rate of 8.0%, payable in arrears, in equal semi-annual payments on the last day of February and August in each year commencing on February 29, 2020, with a maturity date of August 31, 2024, or the earlier date of redemption, repayment or conversion.

At the holder’s option, the convertible debenture may be converted into Class A Shares of the Company at any time prior to the close of business on the earlier of the business day immediately preceding the maturity date and the business day immediately preceding the date fixed for redemption of the debenture. The conversion price will be $7.50 for each Class A Share, being a conversion rate of 133.3333 Class A Shares issuable for each one thousand dollars principal amount of the convertible debenture, subject to adjustment in certain circumstances.

Score Media and Gaming Inc.

Notes to Condensed Consolidated Interim Financial Statements (unaudited)

(Expressed in thousands of Canadian dollars, except share prices and unless otherwise stated)

Three and nine months ended May 31, 2021 and 2020

7.	Convertible debenture (continued):

Subject to specified conditions, the convertible debenture may be redeemed at theScore’s option at par plus accrued and unpaid interest at any time after August 31, 2023, if the volume weighted average trading price of the Class A Shares during the 20 trading days ending on the fifth trading day preceding the date on which notice of the redemption is given is not less than 125% of the conversion price, or if the principal sum of the convertible debenture outstanding is $4,000 or less.

Subject to specified conditions, the Company may force the conversion of the debenture into Class A Shares if the volume weighted average trading price of the Class A Shares during the 20 trading days ending on the fifth trading day preceding the date on which notice of the forced conversion is given is not less than 125% of the conversion price at any time (i) after August 31, 2021, or (ii) if the principal sum of the debenture outstanding is $4,000 or less.

Upon the occurrence of a change of control of the Company or the sale by the Company of its core assets, the Company will be required to make an offer to purchase the convertible debenture at a price equal to 105% of the principal amount plus accrued and unpaid interest.

Transaction costs of $3,031, were incurred and have been recorded pro rata against the liability and equity components.

On inception, the Company recorded the following amounts related to the convertible debenture:

Liability component	$27,018
Transaction costs	(2,047)
$24,971

Equity component (conversion feature)	$12,982
Transaction costs	(984)
Income tax impact of convertible debenture	(3,107)
$8,891

For accounting purposes, the convertible debenture is separated into its liability and equity components by first valuing the liability component. The fair value of the liability component at the time of issue was calculated as the discounted cash flows for the debentures assuming a 19% discount rate, which was the estimated rate for a similar convertible debenture without a conversion feature. The fair value of the equity component (conversion feature) was determined at the time of issue as the difference between the face value of the convertible debenture and the fair value of the liability component, less a deferred income tax adjustment to reflect the book to tax difference in value of the debentures at the time of issuance.

Score Media and Gaming Inc.

Notes to Condensed Consolidated Interim Financial Statements (unaudited)

(Expressed in thousands of Canadian dollars, except share prices and unless otherwise stated)

Three and nine months ended May 31, 2021 and 2020

7.	Convertible debenture (continued):

On March 26, 2021, the holder of the convertible debenture exercised its option to convert a principal amount of $18,503 into 2,467,018 Class A Shares of the Company. Following the partial conversion, the Company paid accrued interest of $105 on the principal amount converted.

Interest and accretion expense for the three and nine months ended May 31, 2021 was $1,018 and $4,639, respectively (three and nine months ended May 31, 2020 - $1,259 and $3,295, respectively). As at May 31, 2021, the Company has elected to accrue unpaid interest of $3,221 to the principal outstanding on the convertible debenture, and elected to pay interest of $1,817, including accrued interest on the principal amount converted.

8.	Other financial liabilities:

	Three months ended		Nine months ended
	May 31, 2021	May 31, 2020	May 31, 2021	May 31, 2020
Unsettled bets - loss at fair value	$(181)	$(31)	$(65)	$(97)

Other financial liabilities consist of open betting positions (unsettled bets) at period end. Unsettled bets are accounted for as derivative financial instruments and are carried at fair value. Gains and losses from these positions are recognised in revenue.

Score Media and Gaming Inc.

Notes to Condensed Consolidated Interim Financial Statements (unaudited)

(Expressed in thousands of Canadian dollars, except share prices and unless otherwise stated)

Three and nine months ended May 31, 2021 and 2020

9.	Revenue:

Revenue from media activities for the three and nine months ended May 31, 2021 was $8,890 and $27,464, respectively (three and nine months ended May 31, 2020 - $2,404 and $18,497, respectively).

The Company generated negative gross gaming revenue1 of $40 and positive $55 for the three and nine months ended May 31, 2021, respectively (three and nine months ended May 31, 2020 – $81 and $766, respectively). After taking into account promotional costs and fair value adjustments of unsettled bets, the Company generated negative net gaming revenue2 of $2,458 and $6,900 for the three and nine months ended May 31, 2021, respectively (three and nine months ended May 31, 2020 – negative $23 and $244, respectively).

Revenue from Canadian sources for the three and nine months ended May 31, 2021 was $4,576 and $12,865, respectively (three and nine months ended May 31, 2020 - $1,087 and $7,401, respectively), while revenue from non-Canadian sources (predominantly USA) for the same periods was $1,857 and $7,700, respectively (three and nine months ended May 31, 2020 - $1,295 and $10,852, respectively). Revenue from non-Canadian sources includes both media and gaming related amounts.

10.	Stock based compensation:

theScore has a stock option and restricted stock unit plan (the "Plan") approved on February 10, 2021, superseding the previous plan, under which the Board of Directors, or a committee appointed for such purpose, may, from time to time, grant to directors, officers and full-time employees of, or consultants to, theScore options to acquire Class A Shares and restricted stock units (“RSUs”). Under the Plan, the exercise price of an option is based on the closing trading price on the day prior to the grant. An option's maximum term is 10 years and options generally vest in six month tranches over a period of three to five years. RSUs entitle a holder, subject to the holder’s satisfaction of any conditions, restrictions, performance objectives, vesting period or limitations imposed under the Plan or set out in a grant letter, and subject to the Company’s clawback policy, to receive a payment in Class A Shares issued from treasury on the date when the RSU is vested. The maximum term of an RSU is 10 years. Certain of theScore’s employees and consultants participate in the Plan in exchange for services provided to theScore.

1 Gross gaming revenue is calculated as dollar amounts wagered by customers, less the dollar amounts paid out to customers in respect of such wagers which have settled in the applicable period.

2 Net gaming revenue is measured as gross gaming revenue, less free bets, promotional costs, bonuses and fair value adjustments on unsettled bets. Refer to Note 8 for more details on unsettled bets.

Score Media and Gaming Inc.

Notes to Condensed Consolidated Interim Financial Statements (unaudited)

(Expressed in thousands of Canadian dollars, except share prices and unless otherwise stated)

Three and nine months ended May 31, 2021 and 2020

10.	Stock based compensation (continued):

(a)	Stock Option Plan:

The following table summarizes the status of options granted to employees of theScore under the Plan:

	Number	Exercise price	Weighted average exercise price
Outstanding options, September 1, 2020	3,573,858	$1.30 - 8.50	$3.85
Granted	132,125	21.10	21.10
Cancelled	(139,270)	1.45 - 21.10	5.39
Exercised	(155,619)	1.30 - 8.50	3.22
Outstanding options, May 31, 2021	3,411,094	$1.30 - 21.20	$4.48

Options exercisable, May 31, 2021	2,265,675	$1.30 - 21.10	$2.86

The following table summarizes the range of exercise prices and the weighted average prices of outstanding and exercisable options as at May 31, 2021.

Exercise price	Options outstanding	Options exercisable	Weighted average exercise price for options exercisable
$1.30	247,000	247,000	$1.30
1.45	585,866	419,066	1.45
1.80	243,000	243,000	1.80
2.10	215,300	215,300	2.10
2.90	273,500	273,500	2.90
3.00	445,453	257,261	3.00
3.10	355,413	355,835	3.10
3.45	40,000	12,000	3.45
6.00	115,000	40,000	6.00
8.50	764,437	202,713	8.50
21.10	126,125	-	21.10
	3,411,094	2,265,675	$2.86

As at May 31, 2021, the weighted average remaining contractual life of the options exercisable and outstanding is estimated to be 5.07 and 6.22 years, respectively.

Score Media and Gaming Inc.

Notes to Condensed Consolidated Interim Financial Statements (unaudited)

(Expressed in thousands of Canadian dollars, except share prices and unless otherwise stated)

Three and nine months ended May 31, 2021 and 2020

10.	Stock based compensation (continued):

The estimated fair value of options granted during the nine months ended May 31, 2021 and 2020 was determined on the date of grant using the Black-Scholes option pricing model with the following assumptions.

	Nine Months Ended,
	May 31, 2021	May 31, 2020
Fair value of options	$15.47	$2.80-7.00
Exercise price	$21.10	$6.00-8.50
Risk-free interest rate	0.6%	1% - 2%
Dividend yield	-	-
Volatility factor of the future expected market price of shares	85%	83%
Weighted average expected life of the options	3 - 10 years	3 - 10 years

During the three and nine months ended May 31, 2021, share-based compensation recorded in connection with stock options issued by theScore was $602 and $1,775, respectively (three and nine months ended May 31, 2020 - $842 and $1,476, respectively).

(b)	Restricted Stock Units:

In January 2021, a number of employees and senior management were granted restricted stock units. An aggregate of 374,895 RSUs were granted on January 13, 2021, and will vest over a period of 5 years.

The following table summarizes RSU activity during the nine months ended May 31, 2021:

	Number	Weighted average grant price
Non-vested RSUs, September 1, 2020	-	$-
Granted	374,895	21.10
Cancelled	(10,129)	21.10
Vested	-	-
Non-vested RSUs, May 31, 2021	364,766	$21.10

Score Media and Gaming Inc.

Notes to Condensed Consolidated Interim Financial Statements (unaudited)

(Expressed in thousands of Canadian dollars, except share prices and unless otherwise stated)

Three and nine months ended May 31, 2021 and 2020

10.	Stock based compensation (continued):

During the three and nine months ended May 31, 2021, share-based compensation recorded in connection with RSUs issued by theScore was $424 and $648, respectively. In April 2020, every member of theScore’s senior management team agreed to forego 25% of their salary from May 1 to August 31, 2020 in exchange for an equivalent grant of RSUs, with a variation of this program also made available on an optional basis to all full-time staff. An aggregate of 232,075 RSUs were granted on April 22, 2020 and fully vested on May 5, 2020, and the resulting number of shares were allotted to the participants. During the three and nine months ended May 31, 2020, share-based compensation recorded in connection with RSUs issued by theScore was $917 and $917, respectively.

(c)	Share Purchase Plan:

The Company has a share purchase plan (the "SPP") in order to facilitate the acquisition and the retention of Class A Shares by eligible participants which was paused effective May 1, 2020 as part of an initiative to reduce costs due to the impact of COVID-19, and restarted effective January 1, 2021. The SPP allows eligible participants to voluntarily join in a share purchase program. Under the terms of the SPP, eligible participants can have up to 5% of their compensation deducted from their pay to contribute towards the purchase of Class A Shares of the Company. The Company makes a contribution equal to the amount of the compensation contributed by each participant. The Class A Shares are purchased by an independent broker through the facilities of the Toronto Stock Exchange or the Nasdaq and are held by a custodian on behalf of the SPP participants. During the three and nine months ended May 31, 2021, theScore recorded an expense of $300 and $460, respectively, included in operating expenses, relating to employees participating in the SPP (three and nine months ended May 31, 2020 - $149 and $556, respectively).

11.	Basic and diluted loss per share:

The following table sets forth the computation of basic and diluted loss per share:

	Three months ended,		Nine months ended,
	May 31, 2021	May 31, 2020	May 31, 2021	May 31, 2020
Net loss attributable to shareholders - basic and diluted	$(37,129)	$(10,677)	$(67,366)	$(25,239)

Weighted average shares outstanding – basic and diluted	47,839,996	35,810,956	37,479,555	32,959,504

Loss per share - basic and diluted	$(0.78)	$(0.30)	$(1.80)	$(0.77)

During the three months ended May 31, 2021 and 2020 there were no outstanding stock options, warrants, non-vested RSUs or shares resulting from the convertible debenture included in the computation of diluted loss per share as the impact would have been anti-dilutive.

Score Media and Gaming Inc.

Notes to Condensed Consolidated Interim Financial Statements (unaudited)

(Expressed in thousands of Canadian dollars, except share prices and unless otherwise stated)

Three and nine months ended May 31, 2021 and 2020

12.	Share capital:

(a)	Exercise of over-allotment of the public offering:

On September 18, 2020, the Company issued an additional 96,060 Class A Shares at a price of $6.50 per Class A Share in exchange for $624 of gross proceeds under the over allotment option of the August 25, 2020. Proceeds net of commissions, and other direct costs of the offering, were $571.

(b)	December 2020 public offering:

On December 17, 2020, the Company completed a short-form bought deal prospectus offering where 2,857,200 Class A Shares were issued at a price per share of $14.00. On December 31, 2020, the underwriters exercised their overallotment option in full, purchasing an additional 428,580 Class A Shares for at a price per share of $14.00, resulting in gross proceeds of the offering to the Company of $46,001 and net proceeds of $42,263.

(c)	Share consolidation:

The Company subsequent to a shareholder approval on February 10, 2021, completed a share consolidation on February 18, 2021 resulting in ten pre-consolidation shares (Class A Shares and special voting shares) for one post-consolidation share of the same class of share (10:1). The consolidation took effect on February 11, 2021 and the Class A Shares commenced trading on the Toronto Stock Exchange on a post-consolidation basis at the beginning of open markets on February 18, 2021. The purpose of the share consolidation is in connection with an additional listing of the Company’s Class A Shares on a U.S stock exchange.

The previously presented number of Class A Shares, special voting shares, stock options and RSUs are all presented on a post-consolidated basis of 10:1 in these condensed consolidated interim financial statements.

(d)	Initial public offering in the United States:

On March 1, 2021, the Company completed a public offering of the Company’s Class A Shares on the Nasdaq Global Select Market. A total of 6,900,000 Class A Shares were issued, including 900,000 exercised from the over-allotment option, at a price of $34.18 (US$27.00) per share, for gross proceeds to the Company of $235,874 and net proceeds of $220,995.

Score Media and Gaming Inc.

Notes to Condensed Consolidated Interim Financial Statements (unaudited)

(Expressed in thousands of Canadian dollars, except share prices and unless otherwise stated)

Three and nine months ended May 31, 2021 and 2020

12.	Share capital (continued):

(e)	Convertible debenture partial conversion:

On March 26, 2021, the holder of the convertible debenture exercised its option to convert a principal amount of $18,503 into 2,467,018 Class A Shares of the Company.

13.	Finance expense, net:

	Three months ended		Nine months ended
	May 31, 2021	May 31, 2020	May 31, 2021	May 31, 2020
Interest expense	$1,044	$1,291	$4,817	$3,398
Interest income	(255)	(15)	(284)	(164)
Income taxes	-	-	13	-
Revaluation of foreign currency balances	13,731	(838)	15,178	(1,108)
Net finance expense (income)	$14,520	$438	$19,724	$2,126

14.	Income tax:

As a result of the income tax impact related to the convertible debenture issue, a deferred tax liability of $3.1 million was recorded in 2019. In the same period the Company recorded a deferred tax recovery of $3.1 million, related to operating loss carry forwards through the statement of operations, resulting in net deferred taxes of nil as at May 31, 2020.  As at May 31, 2021 net deferred tax remains nil. As the liability portion of the convertible debt accretes the deferred tax liability and corresponding deferred tax asset are reduced accordingly through the statement of operations resulting in deferred taxes of nil as at May 31, 2021.

15.	Related party transactions:

In the year ended August 31, 2013, theScore entered into a lease for a property partially owned by the Chairman and Chief Executive Officer of the Company. Total rent paid during the three and nine months ended May 31, 2021 was $10 and $30, respectively (three and nine months ended May 31, 2020 - $10 and $30, respectively). The payable balances as at May 31, 2021 and August 31, 2020 were $1 and $2.

Score Media and Gaming Inc.

Notes to Condensed Consolidated Interim Financial Statements (unaudited)

(Expressed in thousands of Canadian dollars, except share prices and unless otherwise stated)

Three and nine months ended May 31, 2021 and 2020

16.	Capital risk management:

theScore's objectives in managing capital are to maintain its liquidity to fund current and future development and growth of the business. The capital structure consists of shareholders’ equity and cash.

theScore manages and adjusts its capital structure in consideration of changes in economic conditions and the risk characteristics of the underlying assets.

17.	Commitments:

The Company has no off-balance sheet arrangements or long-term obligations other than the agreements noted below.

theScore has the following undiscounted contractual obligations (in thousands of Canadian dollars) as at May 31, 2021:

	Payments Due by Period
Contractual Obligation	Total	Within 1 year	2-3 years	4-5 years	More than 5 years
Total Debt [1]	24,719	-	-	24,719	-
Lease Liabilities [2]	4,453	1,638	1,969	846	-
Purchase Obligations [3]	95,089	12,480	17,818	14,675	50,116
Total Contractual Obligations	124,261	14,118	19,787	40,240	50,116

The Company has entered into several new agreements relating to its sports betting and online casino business which has increased future contractual commitments.

1 Principal repayments related to convertible debenture.

2 Lease liabilities relate to right-of-use assets which include head office space.

3 Purchase obligations are minimum payments under contracts for periods ranging from one to twenty years.